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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 1)*

                              CARDIAC SCIENCE, INC.
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

                                   141410-209
                                 (CUSIP Number)

                               MR. WALTER VILLIGER
                                HURDNERSTRASSE 10
                                  POSTFACH 1474
                                 CH-8640, HURDEN
                                   SWITZERLAND
                                (41) 55-415-1111
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                   COPIES TO:
                             SHIVBIR S. GREWAL, ESQ.
                         STRADLING YOCCA CARLSON & RAUTH
                      660 NEWPORT CENTER DRIVE, SUITE, 1600
                             NEWPORT BEACH, CA 92660
                            TELEPHONE: (949) 725-4000

                                  JUNE 19, 2000
             (Date of Event which Requires Filing of this Statement)

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for purposes of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

If the filing person has previously filed on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. / /

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                                  SCHEDULE 13D
--------------------                                        ------------------
CUSIP No. 141410-209                                        Page 2 of 16 Pages
--------------------                                        ------------------

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.  I.R.S. Identification Nos. of Above Persons

     Walter Villiger
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     PF
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     Switzerland
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power            1,383,750
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power            0
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power            1,383,750
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power            0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                1,383,750
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                            / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     5.7% based on 24,023,078 shares of common stock outstanding as of
     August 7, 2000
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     IN
-------------------------------------------------------------------------------

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                                  SCHEDULE 13D


ITEM 1. SECURITY AND ISSUER.

         SECURITY: COMMON SHARES

         ISSUER:           CARDIAC SCIENCE, INC.
                           16931 MILLIKAN AVENUE
                           IRVINE, CALIFORNIA  92606

         RAYMOND W. COHEN - PRESIDENT AND CHIEF EXECUTIVE OFFICER

         BRETT L. SCOTT - CHIEF FINANCIAL OFFICER AND SECRETARY

ITEM 2. IDENTITY AND BACKGROUND.

         (A)      WALTER VILLIGER (REPORTING PERSON)

         (B)      HURDNERSTRASSE 10
                  POSTFACH 1474
                  CH-8640, HURDEN
                  SWITZERLAND

         (C)      PASSIVE INVESTMENTS.

         (D)      NONE.

         (E)      NONE.

         (F)      SWITZERLAND


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         PERSONAL FUNDS.

ITEM 4.  PURPOSE OF TRANSACTION.

         PASSIVE INVESTMENT. ALTHOUGH THERE IS NO CURRENT INTENTION TO DO SO, THE REPORTING PERSON MAY IN THE FUTURE ACQUIRE OR DISPOSE OF SECURITIES OF THE ISSUER.


ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         (A)      -  1,350,000 SHARES OF COMMON STOCK;
                  - 33,750 WARRANTS, EACH CONVERTIBLE INTO ONE SHARE OF COMMON STOCK, AT AN EXERCISE PRICE OF $5.00
                  -  TOTAL BENEFICIAL OWNERSHIP (ASSUMING EXERCISE OF WARRANTS)
                     - 5.7%

         (B) REPORTING PERSON HAS THE SOLE POWER TO VOTE, OR TO DIRECT THE VOTE OF, ALL OF THE SHARES SET FORTH IN PARAGRAPH (A).

         (C) OTHER THAN THE PURCHASE OF (I) 375,000 SHARES OF COMMON STOCK ON JUNE 19, 2000 AND (II) 75,000 SHARES OF COMMON STOCK ON JULY 31, 2000, ALL OF WHICH ARE INCLUDED IN THE FIGURE SET FORTH IN PARAGRAPH (A), THE REPORTING PERSON HAS NOT EFFECTED ANY TRANSACTION IN THE COMMON STOCK IN THE PAST 60 DAYS. THE 450,000 (375,000 + 75,000) SHARES OF COMMON STOCK WERE PURCHASED OVERSEAS BY THE REPORTING PERSON DIRECTLY FROM THE ISSUER PURSUANT TO A PRIVATE PLACEMENT OF ITS COMMON STOCK, ON JUNE 19, 2000, AND JULY 31, 2000, RESPECTIVELY, AT A PRICE OF $4.50 PER SHARE.

         (D)      NONE.

         (E)      NOT APPLICABLE.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         NONE OF THE SECURITIES ARE PLEDGED OR SUBJECT TO A CONTINGENCY THE OCCURRENCE OF WHICH WOULD GIVE ANOTHER PERSON VOTING OR INVESTMENT POWER OVER SUCH SECURITIES.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         NONE

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                  SIGNATURE

         AFTER REASONABLE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.


DATE:      AUGUST 31, 2000          /s/ WALTER VILLIGER
                                    -------------------------------------
                                        WALTER VILLIGER